Page 1 of 12 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                     Under the Securities exchange Act of 1934

                             (AMENDMENT NO.8)*

                        HEALTH MGMT ASSOC INC NEW
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                 CL A
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 421933102
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           December 31, 2003
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)

    NOTE: A MAJORITY OF THE SHARES REPORTED IN THIS SCHEDULE 13G ARE HELD BY UNAFFILIATED THIRD-PARTY CLIENT ACCOUNTS MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P., AS INVESTMENT ADVISER. (ALLIANCE CAPITAL MANAGEMENT L.P. IS A MAJORITY-OWNED SUBSIDIARY OF AXA FINANCIAL, INC.)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      X  Rule 13d-1(b)
         Rule 13d-1(c)
         Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (CONTINUED ON FOLLOWING PAGE(S))

    CUSIP NO. 421933102           13G                        Page 2 of 12 Pages


  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances I.A.R.D. Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France


       NUMBER OF SHARES     5.   SOLE VOTING POWER            7,611,370
         BENEFICIALLY
          OWNED AS OF       6.   SHARED VOTING POWER          3,514,973
       December 31, 2003
            BY EACH         7.   SOLE DISPOSITIVE POWER       17,616,447
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     48,703

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              17,665,150
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          7.3%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 421933102                13G                     Page 3 of 12 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances Vie Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France

       NUMBER OF SHARES     5.   SOLE VOTING POWER            7,611,370
         BENEFICIALLY
          OWNED AS OF       6.   SHARED VOTING POWER          3,514,973
       December 31, 2003
            BY EACH         7.   SOLE DISPOSITIVE POWER       17,616,447
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     48,703


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              17,665,150
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          7.3%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 421933102                13G                     Page 4 of 12 Pages


  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Courtage Assurance Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France

       NUMBER OF SHARES     5.   SOLE VOTING POWER            7,611,370
         BENEFICIALLY
          OWNED AS OF       6.   SHARED VOTING POWER          3,514,973
       December 31, 2003
            BY EACH         7.   SOLE DISPOSITIVE POWER       17,616,447
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     48,703

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              17,665,150
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          7.3%

 12. TYPE OF REPORTING PERSON *
       IC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 421933102                13G                     Page 5 of 12 Pages


  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [ ]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France

       NUMBER OF SHARES     5.   SOLE VOTING POWER            7,611,370
         BENEFICIALLY
          OWNED AS OF       6.   SHARED VOTING POWER          3,514,973
       December 31, 2003
            BY EACH         7.   SOLE DISPOSITIVE POWER       17,616,447
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     48,703

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              17,665,150
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          7.3%

 12. TYPE OF REPORTING PERSON *
       IC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 421933102                13G                     Page 6 of 12 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Financial, Inc.      13-3623351

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [ ]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Delaware

       NUMBER OF SHARES     5.   SOLE VOTING POWER            7,596,939
         BENEFICIALLY
          OWNED AS OF       6.   SHARED VOTING POWER          3,514,973
       December 31, 2003
            BY EACH         7.   SOLE DISPOSITIVE POWER       17,602,016
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     48,003


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              17,650,019
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          7.3%

 12. TYPE OF REPORTING PERSON *
       HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   13G                     Page 7 of 12 Pages

Item 1(a) Name of Issuer:
          HEALTH MGMT ASSOC INC NEW

Item 1(b) Address of Issuer's Principal Executive Offices:
          5811 Pelican Bay Blvd.
          Naples,  FL 34108


Item 2(a) and (b)
          Name of Person Filing and Address of Principal
Business Office:

          AXA Assurances I.A.R.D Mutuelle, and
          AXA Assurances Vie Mutuelle,
          370, rue Saint Honore
          75001 Paris, France

          AXA Courtage Assurance Mutuelle
          26, rue Louis le Grand
          75002 Paris, France

          as a group (collectively, the 'Mutuelles AXA').

          AXA
          25, avenue Matignon
          75008 Paris, France

          AXA Financial, Inc.
          1290 Avenue of the Americas
          New York, New York 10104

  (Please contact Dean Dubovy at (212) 314-5528 with any

                                   13G                     Page 8 of 12 Pages
Item 2(c) Citizenship:
          Mutuelles AXA and AXA - France
          AXA Financial, Inc. - Delaware

Item 2(d) Title of Class of Securities:

          CL A

Item 2(e) Cusip Number:
          421933102

Item 3.   Type of Reporting Person:
          AXA Financial, Inc. as a parent holding company, in accordance with 240.13d-1(b)(ii)(G).

          The Mutuelles AXA, as a group, acting as a parent holding company.

          AXA as a parent holding company.

                                   13G                     Page 9 of 12 Pages

Item 4. Ownership as of   December 31, 2003
        (a) Amount Beneficially Owned:
17,665,150   shares of common stock beneficially owned including:

                                                        No. of Shares
                                                    ---------------------
The Mutuelles AXA, as a group                                           0

AXA                                                                     0

AXA Entity or Entities

    Common Stock  acquired solely for investment purposes:
    AXA Investment Managers Den Haag                                5,980
    AXA Konzern AG (Germany)                                        8,451

    AXA Rosenberg Investment Management LLC                           700

AXA Financial, Inc.                                                     0

Subsidiaries:

Alliance Capital Management L.P.
acquired solely for investment purposes on behalf of client discretionary investment advisory accounts:



  Common Stock                                    17,048,055

                                                               17,048,055
The Equitable Life Assurance Society of the United States

acquired solely for investment purposes:


  Common Stock                                       601,964
                                                                  601,964
                                                            -------------
    Total                                                      17,665,150
                                                            =============

Each of the Mutuelles AXA, as a group, and AXA expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent decisions.
       (b) Percent of Class:                                 7.3%
                                                            =============


                                                           Page 10 of 12 Pages


ITEM 4. Ownership as of December 31, 2003    (CONT.)

       (c) Deemed Voting Power and Disposition Power:
                         (i)         (ii)          (iii)        (iv)
                        Deemed        Deemed        Deemed       Deemed
                        to have       to have       to have      to have
                        Sole Power    Shared Power  Sole Power   Shared Power
                        to Vote       to Vote       to Dispose   to Dispose
                        or to         or to         or to        or to
                        Direct        Direct        Direct the   Direct the
                        the Vote      the Vote      Disposition  Disposition
                        ------------  ------------  ------------ ------------
The Mutuelles AXA,
    as a group                   0             0             0             0
AXA                              0             0             0             0

AXA Entity or Entities:
  AXA Investment             5,980             0         5,980             0
  Managers Den Haag
  AXA Konzern AG             8,451             0         8,451             0
  (Germany)

  AXA Rosenberg                  0             0             0           700
  Investment Management
   LLC

AXA Financial, Inc.              0             0             0             0

Subsidiaries:
------------
  Alliance Capital       7,508,175     3,514,973    17,000,052        48,003
  Management L.P.

  The Equitable Life        88,764             0       601,964             0
  Assurance Society
  of the United

                      ------------  ------------  ------------  ------------
                         7,611,370     3,514,973    17,616,447        48,703
                      ============  ============  ============  ============

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent voting and investment decisions.

                                                           Page 11 of 12
Pages
Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the
                                                           ( )

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding Company:

        This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA:

   (X) in the Mutuelles AXAs' capacity, as a group, acting as a parent holding company with respect to the holdings of the following AXA entity or entities:

   (X) in AXA's capacity as a parent holding company with respect to the holdings of the following AXA entity or entities:

            AXA Investment Managers Den Haag

            AXA Konzern AG (Germany)
            AXA Rosenberg Investment Management LLC

   (X) in AXA Financial, Inc.'s capacity as a parent holding company with respect to the holdings of the following subsidiaries:

   (X)  Alliance Capital Management L.P.
        (13-3434400), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


   (X)  The Equitable Life Assurance Society of the United States
        (13-5570651), an insurance company and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

                                                         Page 12 of 12 Pages

Item 8. Identification and Classification of Members of the Group.      N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





   Date:    February 13, 2004              AXA FINANCIAL, INC.*







                                           /s/ Alvin H. Fenichel

                                              Alvin H. Fenichel
                                            Senior Vice President
                                               and Controller






   *Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among AXA Financial, Inc., AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA, this statement Schedule 13G is filed on behalf of each of them.